UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )   *

Telesat Corporation
(Name of Issuer)
Class A common and Class B variable voting shares, no par value per share
(Title of Class of Securities)
879512309
(Cusip Number)
October 2, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 10 Pages
Exhibit Index Found on Page 9

13G
CUSIP No. 879512309

1	NAMES OF REPORTING PERSONS Greywolf Opportunities Master Fund II LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 649,025 Shares (as defined in Item 2) and hold Options (as defined in the Preliminary Note) exercisable for up to an aggregate of 50,800 Shares.  Accordingly, as of the date of this filing the aggregate Shares and Options held by the reporting persons represent beneficial ownership of 5.0% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 699,825 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 699,825 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,825 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% [2]
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 50,800 Shares acquirable within 60 days of the date hereof upon the exercise of Options. See the Preliminary Note.

(2)	Calculated based on 13,933,343 Shares outstanding as of June 30, 2024, as stated in Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 14, 2024.

Page 2 of 10 Pages

13G
CUSIP No. 879512309

1	NAMES OF REPORTING PERSONS Greywolf Advisors LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 649,025 Shares (as defined in Item 2) and hold Options (as defined in the Preliminary Note) exercisable for up to an aggregate of 50,800 Shares.  Accordingly, as of the date of this filing the aggregate Shares and Options held by the reporting persons represent beneficial ownership of 5.0% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 699,825 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 699,825 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,825 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% [2]
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 50,800 Shares acquirable within 60 days of the date hereof upon the exercise of Options. See the Preliminary Note.

(2)	Calculated based on 13,933,343 Shares outstanding as of June 30, 2024, as stated in Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 14, 2024.

Page 3 of 10 Pages

13G
CUSIP No. 879512309

1	NAMES OF REPORTING PERSONS Greywolf Capital Management LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 649,025 Shares (as defined in Item 2) and hold Options (as defined in the Preliminary Note) exercisable for up to an aggregate of 50,800 Shares.  Accordingly, as of the date of this filing the aggregate Shares and Options held by the reporting persons represent beneficial ownership of 5.0% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 699,825 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 699,825 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,825 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% [2]
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)	Includes 50,800 Shares acquirable within 60 days of the date hereof upon the exercise of Options. See the Preliminary Note.

(2)	Calculated based on 13,933,343 Shares outstanding as of June 30, 2024, as stated in Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 14, 2024.

Page 4 of 10 Pages

13G
CUSIP No. 879512309

1	NAMES OF REPORTING PERSONS Greywolf GP LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 649,025 Shares (as defined in Item 2) and hold Options (as defined in the Preliminary Note) exercisable for up to an aggregate of 50,800 Shares.  Accordingly, as of the date of this filing the aggregate Shares and Options held by the reporting persons represent beneficial ownership of 5.0% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 699,825 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 699,825 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,825 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% [2]
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 50,800 Shares acquirable within 60 days of the date hereof upon the exercise of Options. See the Preliminary Note.

(2)	Calculated based on 13,933,343 Shares outstanding as of June 30, 2024, as stated in Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 14, 2024.

Page 5 of 10 Pages

13G
CUSIP No. 879512309

1	NAMES OF REPORTING PERSONS Jonathan Savitz
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 649,025 Shares (as defined in Item 2) and hold Options (as defined in the Preliminary Note) exercisable for up to an aggregate of 50,800 Shares.  Accordingly, as of the date of this filing the aggregate Shares and Options held by the reporting persons represent beneficial ownership of 5.0% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 699,825 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 699,825 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,825 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% [2]
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 50,800 Shares acquirable within 60 days of the date hereof upon the exercise of Options. See the Preliminary Note.

(2)	Calculated based on 13,933,343 Shares outstanding as of June 30, 2024, as stated in Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 14, 2024.

Page 6 of 10 Pages

Preliminary Note:

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them below.

As of the date of this report, Greywolf Master Fund II holds an aggregate of (i) 649,025 Shares and (ii) exchange-traded call options underlain by a total of 50,800 Shares (“Options”).  Accordingly, as of the date of this report, the Reporting Persons may be deemed to beneficially own an aggregate of 699,825 Shares, representing 5.0% of the class of Shares outstanding, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 1.  (a) Name of Issuer:

Telesat Corporation (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

Item 2.  (a) Name of Persons Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)
Greywolf Opportunities Master Fund II LP, a Cayman Islands exempted limited partnership  (“Greywolf Master Fund II”), with respect to the Shares held by it and the Shares it has the right to acquire upon the exercise of Options;

(ii)
Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Master Fund II, with respect to the Shares held by Greywolf Master Fund II and the Shares Greywolf Master Fund II has the right to acquire upon the exercise of Options;

(iii)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Master Fund II (the “Investment Manager”), with respect to the Shares held by Greywolf Master Fund II and the Shares Greywolf Master Fund II has the right to acquire upon the exercise of Options;

(iv)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by Greywolf Master Fund II and the Shares Greywolf Master Fund II has the right to acquire upon the exercise of Options; and

(v)
Jonathan Savitz (“Savitz”), a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by Greywolf Master Fund II and the Shares Greywolf Master Fund II has the right to acquire upon the exercise of Options.

(b) Address of Principal Business Office:

The address of the principal business office of: (i) each of the Reporting Persons other than Greywolf Master Fund II is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; and (ii) Greywolf Master Fund II is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(c) Citizenship:

The citizenship of each of the Reporting Persons is set forth on the cover page for such Reporting Person.

(d) Title of Class of Securities:

Class A common and Class B variable voting shares, no par value per share (the “Shares”)

(e) CUSIP Number:

879512309

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares and the Options reported hereby as held by Greywolf Master Fund II are owned directly by Greywolf Master Fund II.  The General Partner, as the general partner of Greywolf Master Fund II, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Master Fund II and all such Shares that Greywolf Master Fund II has the right to acquire upon the exercise of Options.  The Investment Manager, as the investment manager of Greywolf Master Fund II, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Master Fund II and all such Shares that Greywolf Master Fund II has the right to acquire upon the exercise of Options. The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Master Fund II and all such Shares that Greywolf Master Fund II has the right to acquire upon the exercise of Options.  Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Master Fund II and all such Shares that Greywolf Master Fund II has the right to acquire upon the exercise of Options.  Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2024

GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF OPPORTUNITIES MASTER FUND II LP

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Title: Senior Managing Member

GREYWOLF GP LLC
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL MANAGEMENT LP

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Title: Managing Member

By: /s/ Jonathan Savitz
Name: Jonathan Savitz

Page 8 of 10 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 9 of 10 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 7, 2024

GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF OPPORTUNITIES MASTER FUND II LP

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Title: Senior Managing Member

GREYWOLF GP LLC
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL MANAGEMENT LP

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Title: Managing Member

By: /s/ Jonathan Savitz
Name: Jonathan Savitz

Page 10 of 10 Pages